Exhibit 99.87

PRESS RELEASE

Aya Gold & Silver Files Preliminary Economic Assessment Technical Report for Boumadine Project

Montreal, Quebec, December 18, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce that it has filed a technical report presenting the Preliminary Economic Assessment ("PEA") for the Boumadine Polymetallic Project (the “Project” or “Boumadine”), located in the Kingdom of Morocco, with an effective date of November 4, 2025 (the “Report”). The PEA was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) by independent Qualified Persons, notably Lycopodium Minerals Canada Ltd and WSP Canada Inc. All financial figures in this press release are expressed in United States dollars, unless otherwise noted. The results of the PEA were reported in Aya’s news release dated November 4, 2025, and there are no material differences between the Report and the results discussed in this news release.
PEA Highlights
Boumadine is Aya’s development-stage polymetallic project. The PEA outlines a district-scale project with a flexible open-pit and underground mine plan and a conventional flotation plant producing three payable concentrates (zinc, lead and pyrite), with revenues largely driven by precious metals, and a mine life (“LOM”) estimated at 11 years.
Project Highlights
•Post-tax (Base Case1): NPV5% of $1.5B, 47% IRR, 2.1-year payback.
•Post-tax (Spot Price2): NPV5% of $3.0B, 77% IRR, 1.2-year payback.
•Average annual production: 401 thousand ounces (“koz”) gold-equivalent (“AuEq”) years 1 to 5 (or 37.5 million ounces (“Moz”) silver-equivalent (“AgEq”)) and 328 koz AuEq per year over the LOM (or 30.6 Moz AgEq)
•Low initial capital cost: $446M, with NPV5% post-tax -to-capex ratio3 of 3.3:1 (Base Case) and 6.6:1 (Spot).
•LOM cash costs: $928/oz AuEq and AISC4 of $1,021/oz AuEq.
•Average head grade: 4.76 g/t AuEq (or 443 g/t AgEq) years 1 to 5 and 3.85 g/t AuEq (or 358 g/t AgEq) average head grade over the LOM.
•Permitting: existing mining license; feasibility study targeted for completion in late 2027.

1.Assumed Base Case metal prices are $2,800/oz gold, $30/oz silver, $1.20/lb zinc, and $1.00/lb lead.
2.Assumed Spot Prices as of 31/10/2025.
3.AISC is a non-IFRS financial measures and have no standardized meaning under IFRS Accounting Standards (“IFRS”) and may not be comparable to similar measures used by other issuers. Refer to “Non-IFRS and Other Financial Measures” for more information, including a detailed description of each measure.
4.NPV:Capex ratio is the ratio of Net Present Values, discounted at 5%, to the initial capital expenditure.
The table below presents an updated sensitivity analysis from Table 9 of Aya’s November 4, 2025 press release, reflecting +/- 25% variations to the Base Case scenario, a Zero-NPV scenario, and a Spot Price scenario.
Table 1: Project Economics Sensitivity – Gold and Silver Price

Parameter	Units	Zero-NPV[1]	-25%	Base Case	25%	Spot Price
Gold Price	$/oz	1,567	2,100	2,800	3,500	4,000
Silver Price	$/oz	17	22.5	30	37.5	48
NPV5% Pre-Tax	$M	150	1,032	2,224	3,416	4,479
NPV5% Post-Tax	$M	0	657	1,475	2,262	2,963
IRR Pre-Tax	%	13%	42%	69%	90%	107%
IRR Post-Tax	%	4%	27%	47%	63%	77%
LOM Revenue	$M	4,322	5,457	6,991	8,526	9,896
LOM EBITDA	$M	902	1,972	3,418	4,864	6,156
FCF-Unlevered (Pre-Tax)	$M	235	1,336	2,824	4,312	5,642
FCF-Unlevered (Post-Tax)	$M	90	927	1,958	2,940	3,818
Payback Period (Pre-Tax)	Years	3.2	2.2	1.3	0.9	0.7
Payback Period (Post-Tax)	Years	6.8	2.8	2.1	1.5	1.2
NPV5%: CAPEX Ratio	-	-	1.5	3.3	5.1	6.6
1.Gold and silver prices at which NPV5% - post-tax is equal to $0M.
2.Assumed Spot Prices as of 2025-10-31
Qualified Persons
The scientific and technical information contained in this press release has been reviewed for accuracy and compliance with NI 43-101, and approved by Raphael Beaudoin, P. Eng, Vice-President, Operations, and by David Lalonde, B. Sc, P. Geo, Vice-President Exploration, each a Qualified Person as defined in NI 43-101.
The independent Qualified Persons for the PEA, as defined by NI 43-101, are
•Preetham Nayak P.Eng,. Senior Study Manager for Lycopodium Minerals Canada Ltd
•Ruan Venter, P.Eng., Principal Process Engineer for Lycopodium Minerals Canada Ltd
•Zuned Shaikh P.Eng., Lead Mechanical Engineer for Lycopodium Minerals Canada Ltd
•Benjamin Berson, P.Eng, Lead Mining Engineer for WSP

•Alex Pheiffer, PrSciNat, ESIA Lead, from SLR Consulting France SAS
•George Papageorgiou PrEng, PhD, MSc, BSc, Eng (Civil), Wits, from Epoch Resources (Pty) Ltd
•Eugene Puritch, P.Eng, FEC, CET from P&E Consultants Inc.
•Antoine Yassa, P.Geo. from P&E Consultants Inc.
•Fred Brown, P.Geo. from P&E Consultants Inc.
•Jarita Barry, P.Geo. from P&E Consultants Inc.
•William Stone, PhD, P.Geo. from P&E Consultants Inc.
•Cortney Palleske, M.A.Sc., P.Eng, Principal Geomechanics Consultant from RockEng
Technical Report
The complete Report dated December 18, 2025, entitled "Technical Report and Updated Mineral Resource Estimate of the Boumadine Polymetallic Project, Kingdom of Morocco" is available on Aya's website and on SEDAR+ (www.sedarplus.ca).
The PEA is preliminary in nature, and it includes inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective Anti-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO Benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com

Forward-Looking Statements
This press release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya’s future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release.
All statements, other than statements of historical fact included in this press release, regarding the Corporation’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as “aim”, “anticipate”, “assume”, “believe”, “estimate”, “expect”, “guidance”, “goal”, “intend”, “objective”, “plan”, “potential”, “strategy”, “target”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Forward-looking statements in this press release include, but are not limited to statements with respect to: the PEA, notably those under the PEA Highlights, and the results of the PEA discussed in this press release, including, without limitation, project economics, financial and operational parameters such as expected throughput, production, processing methods, cash costs, all-in sustaining costs, other costs, capital expenditures, free cash flow, NPV, IRR, payback period, LOM, and grade; the mine plan; the timing of the feasibility study; the future price of gold, silver and other commodities; the taxation levels; the estimation of mineral resources and the realization of mineral resource estimates; and requirements for additional capital.
Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Corporation’s forward-looking information is based include without limitation, assumptions regarding development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Corporation’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward-looking statements are also subject to risks and uncertainties facing the Corporation’s business, any of which could have a material adverse effect on the Corporation’s business, financial condition, results of operations and growth prospects. Some of the risks the Corporation faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including (1) there being no significant disruptions affecting the operations of the Corporation whether due to artisanal miners, access to water, extreme weather events and other or related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Project being consistent with the Corporation’s expectations; (3) political and legal developments in the Kingdom of Morocco being consistent with its current expectations; (4) the exchange rate between the U.S. dollar and the Moroccan Dirham being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, process reagents, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts meeting expectations; (8) the accuracy of the current mineral resource estimates of the Corporation; (9) labour and materials costs increasing on a basis consistent with the Corporation’s current expectations; and (10) asset impairment (or reversal) potential, being consistent with the Corporation’s current expectations.
In addition, readers are directed to carefully review the detailed risk discussion in the Corporation’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2024, filed on SEDAR+, which discussions are incorporated by reference in this news release, for a fuller understanding of the risks and uncertainties that affect the Corporation’s business and operations.
Although the Corporation believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.
Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Corporation’s business plans, financial performance and condition and may not be appropriate for other purposes.
The forward-looking statements contained herein are made only as of the date hereof. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Corporation qualifies all of its forward-looking statements by these cautionary statements.
Notes to Investors Regarding the Use of Mineral Resources
The PEA is based on the updated Mineral Resource Estimate (“MRE”) for the Project, effective as of February 24, 2025, disclosed in a technical report titled “Technical Report and Updated Mineral Resource Estimate of the Boumadine Polymetallic Project, Kingdom of Morocco” dated as of March 31, 2025, and filed on SEDAR+ as of such date. The key assumptions, parameters and methods used to estimate the

MRE and the identification of known legal, political, environmental or other risks that could materially affect the potential development of the mineral resources are described in such technical report.
Mineral resources are not mineral reserves and do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no certainty that mineral resources will be converted to mineral reserves.
Non-IFRS and Other Financial Measures
This press release includes certain performance measures commonly used in the mining industry that are not defined under IFRS. These measures do not have any standardized meaning under IFRS and may not be comparable to similar measures used by other companies. They are provided to assist readers in evaluating the Corporation’s performance and should not be considered in isolation or as a substitute for IFRS measures.
The non-IFRS financial measures and non-IFRS financial ratios used in this press release and common to the mining industry are defined below:
All-in Sustaining Costs and All-in Sustaining Costs Per Ounce-of-Gold-Equivalent Produced
AISC is a non-IFRS financial measure. AISC reported in the PEA includes cash costs, sustaining capital, closure costs, and salvage, but excludes corporate general and administrative costs, income taxes, and financing costs. AISC presented on a per- ounce-of-gold-produced basis is a non-IFRS financial ratio and is based on the metal prices assumed in the PEA. These measures capture the important components of the Corporation’s anticipated production and related costs and are used to indicate anticipated cost performance of the Corporation’s operations.
Cash Costs, Cash Costs Per Tonne Milled and Cash Costs Per Ounce-of-Gold-Equivalent Produced
Cash costs is a non-IFRS financial measure which includes mine-site operating costs such as mining, processing, and direct site G&A, product shipping, royalties and mining taxes. Cash costs exclude sustaining capital, corporate G&A, exploration, reclamation, and financing costs. Cash costs presented on a per-ounce-of-gold-equivalent produced basis is a non-IFRS financial ratio which is calculated as cash costs divided by anticipated production expressed in in ounces of gold equivalent. These measures capture the important components of the Corporation’s anticipated production and related costs and are used to indicate anticipated cost performance of the Corporation’s operations.
EBITDA
EBITDA is a non-IFRS financial measure which is calculated as net income before interest, taxes, depreciation, and amortization, and is an alternate measure of profitability to net income. This measure is used by the Corporation to show anticipated operating performance by eliminating the impact of non-operational or non-cash items.

Free Cash Flow
FCF is a non-IFRS financial measured defined as cash from operating activities, less initial and sustaining capital expenditures, operating costs, royalties, and taxes. This measure is used by the Corporation to measure the anticipated cash flow available to the Corporation.
As the Project is not currently in production, the Corporation does not have historical equivalent measures to compare and cannot perform a reconciliation with historical measures.